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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park Abingdon,
Oxfordshire OX1 4RY England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On February 4, 2003, Bookham Technology plc (the "Company") issued a press release announcing its fourth quarter and preliminary results for the year ended December 31, 2002. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

        On February 25, 2003, the Company issued a press release announcing that it would appear at an Optical Fiber Communication conference and exhibition in Atlanta, Georgia. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

        On February 27, 2003, the Company issued a press release announcing that it had formed a multi-source agreement for tunable lasers with iolon Inc., Intel Corp. and Santur Corp. A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Exhibits
99.1	Press Release dated February 4, 2003.
99.2	Press Release dated February 25, 2003.
99.3	Press Release dated February 27, 2003.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
Date: March 13, 2003	By:	/s/ GIORGIO ANANIA Name: Giorgio Anania Title: Chief Executive Officer and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Press Release dated February 4, 2003.	5
99.2	Press Release dated February 25, 2003.	19
99.3	Press Release dated February 27, 2003.	21

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BOOKHAM TECHNOLOGY PLC INDEX TO EXHIBITS